Odysseus Holdings Limited 2nd Floor, 2 Hill Street, JE2 4UA St Helier Jersey, Channel Islands	CoinShares International Limited 2nd Floor, 2 Hill Street, JE2 4UA St Helier Jersey, Channel Islands

March 12, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street NE
Washington, D.C. 20549

Re:	Acceleration Request for Odysseus Holdings Limited and CoinShares International Limited
Registration Statement on Form F-4
File No. 333-293885

Requested Date:	March 16, 2026
Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Odysseus Holdings Limited and CoinShares International Limited together hereby request that the effective date of the above-captioned Registration Statement on Form F-4, as amended (the “Registration Statement”), be accelerated to, and that the Registration Statement be declared effective at 4:00 p.m., Eastern Time, on March 16, 2026, or as soon as practicable thereafter.

Please contact Joel Rubinstein (email: Joel.Rubinstein@whitecase.com or telephone: (212) 819-7642) of White & Case LLP with any questions and please notify him when this request for acceleration has been granted.

Very truly yours,

Odysseus Holdings Limited		CoinShares International Limited

By:	/s/ Jeri-Lea Brown	By:	/s/ Jean-Marie Mognetti
Name:	Jeri-Lea Brown	Name:	Jean-Marie Mognetti
Title:	Director	Title:	Chief Executive Officer

cc:	Joel Rubinstein, White & Case LLP